[Letterhead of Shearman & Sterling LLP]

May 3, 2005

Via Email, Facsimile and Courier

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Nicholas P. Panos

Re:	BioMarin Pharmaceutical Inc.
Soliciting Materials filed pursuant to Rule 14a-12 by Caduceus Capital Master Fund Limited et al.
Dates Filed: April 15, 18 and 22, 2005
SEC File No. 0-26727

Dear Mr. Panos:

We have received your letter dated April 28, 2005 in which you comment on the above-captioned filings, and our responses, which we have numbered to correspond to the numbering of the comments in your letter, are set forth below.

1.	We will contact Sylvia J. Pilkerton in the Office of Edgar and Information Analysis to request guidance on changing the errant PREC14A header tag to the appropriate DFAN14A header tag.

2.	We confirm that Exhibit A to our April 22, 2005 filing contains complete participant information.

3.	We confirm that each of the nominees will be identified in future filings as a person making the filing under cover of Schedule 14A.

In addition, please find enclosed with this letter photocopies of the acknowledgments that you requested from each of the filing persons. We will forward to you the original acknowledgments from each of the filing persons as soon as we receive them.

If you require anything further, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ JONATHAN E. KELLNER
Jonathan E. Kellner

Encl.

May 2, 2005

Via Facsimile and Courier

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Nicholas P. Panos

Re:	BioMarin Pharmaceutical Inc.
Soliciting Materials filed pursuant to Rule 14a-12 by Caduceus Capital Master Fund Limited et al.
Dates Filed: April 15, 18 and 22, 2005
SEC File No. 0-26727

Dear Mr. Panos:

We refer to your letter dated April 28, 2005 to Jonathan Kellner of Shearman & Sterling LLP. As requested in your letter, we hereby acknowledge that (1) we, as filing persons along with Messrs. Richard B. Brewer and Joseph Klein, III and Dr. Alan J. Lewis (collectively, the “Participants”), are responsible for the adequacy and accuracy of the disclosure in the Participants’ filings with the Securities and Exchange Commission (the “SEC”), including the soliciting materials filed on April 15, 18, and 22, 2005, (2) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Participants’ filings with the SEC and (3) we may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[Signatures on next page]

Caduceus Capital Master Fund Limited By OrbiMed Capital LLC, general partner

By:	/s/ SAMUEL D. ISALY
Name:	Samuel D. Isaly
Title:	Managing Partner

Caduceus Capital II, L.P. By OrbiMed Advisors LLC, general partner

By:	/s/ SAMUEL D. ISALY
Name:	Samuel D. Isaly
Title:	Managing Partner

OrbiMed Advisors LLC

By:	/s/ SAMUEL D. ISALY
Name:	Samuel D. Isaly
Title:	Managing Partner

OrbiMed Capital LLC

By:	/s/ SAMUEL D. ISALY
Name:	Samuel D. Isaly
Title:	Managing Partner

By:	/s/ SAMUEL D. ISALY
Name:	Samuel D. Isaly

May 2, 2005

Via Facsimile and Courier

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Nicholas P. Panos

Re:	BioMarin Pharmaceutical Inc.
Soliciting Materials filed pursuant to Rule 14a-12 by Caduceus Capital Master Fund Limited et al.
Dates Filed: April 15, 18 and 22, 2005
SEC File No. 0-26727

Dear Mr. Panos:

I refer to your letter dated April 28, 2005 to Jonathan Kellner of Shearman & Sterling LLP. As requested in your letter, I hereby acknowledge that (1) I, as a filing person along with Caduceus Capital Master Fund Limited, Caduceus Capital II, L.P., OrbiMed Advisors LLC, OrbiMed Capital LLC, Mr. Samuel D. Isaly, Mr. Joseph Klein, III and Dr. Alan J. Lewis (collectively, the “Participants”), am responsible for the adequacy and accuracy of the disclosure in the Participants’ filings with the Securities and Exchange Commission (the “SEC”), including the soliciting materials filed on April 15, 18, and 22, 2005, (2) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Participants’ filings with the SEC and (3) I may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ RICHARD B. BREWER
Richard B. Brewer

May 2, 2005

Via Facsimile and Courier

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Nicholas P. Panos

Re:	BioMarin Pharmaceutical Inc.
Soliciting Materials filed pursuant to Rule 14a-12 by Caduceus Capital Master Fund Limited et al.
Dates Filed: April 15, 18 and 22, 2005
SEC File No. 0-26727

Dear Mr. Panos:

I refer to your letter dated April 28, 2005 to Jonathan Kellner of Shearman & Sterling LLP. As requested in your letter, I hereby acknowledge that (1) I, as a filing person along with Caduceus Capital Master Fund Limited, Caduceus Capital II, L.P., OrbiMed Advisors LLC, OrbiMed Capital LLC, Mr. Samuel D. Isaly, Mr. Richard B. Brewer and Dr. Alan J. Lewis (collectively, the “Participants”), am responsible for the adequacy and accuracy of the disclosure in the Participants’ filings with the Securities and Exchange Commission (the “SEC”), including the soliciting materials filed on April 15, 18, and 22, 2005, (2) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Participants’ filings with the SEC and (3) I may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ JOSEPH KLEIN, III
Joseph Klein, III

[Letterhead of Celgene]

May 2, 2005

Via Facsimile and Courier

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Nicholas P. Panos

Re:	BioMarin Pharmaceutical Inc.
Soliciting Materials filed pursuant to Rule 14a-12 by Caduceus Capital Master Fund Limited et al.
Dates Filed: April 15, 18 and 22, 2005
SEC File No. 0-26727

Dear Mr. Panos:

I refer to your letter dated April 28, 2005 to Jonathan Kellner of Shearman & Sterling LLP. As requested in your letter, I hereby acknowledge that (1) I, as a filing person along with Caduceus Capital Master Fund Limited, Caduceus Capital II, L.P., OrbiMed Advisors LLC, OrbiMed Capital LLC, Mr. Samuel D. Isaly, Mr. Richard B. Brewer and Mr. Joseph Klein, III (collectively, the “Participants”), am responsible for the adequacy and accuracy of the disclosure in the Participants’ filings with the Securities and Exchange Commission (the “SEC”), including the soliciting materials filed on April 15, 18, and 22, 2005, (2) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Participants’ filings with the SEC and (3) I may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ ALAN J. LEWIS
Alan J. Lewis